

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 12, 2023

James Knopf
Chief Executive Officer
Gamer Pakistan Inc
35 E Horizon Ridge Parkway, Suite 110-481
Henderson, NV 89002-7906

Re: Gamer Pakistan Inc
Amendment No. 3 to Registration Statement on Form S-1
Filed September 6, 2023
File No. 333-273220

Dear James Knopf:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1, Filed September 6, 2023

Principal Stockholders, page 60

1. Please explain why you are no longer including the 1,000,000 shares owned of record by Sports Industry of India in Mr. Fredriksen's holdings. Refer to Item 403 of Regulation S-K.

Description of Capital Stock
Authorized Capital Stock, page 62

2.   We note you have amended this section to state that you are "authorized to issue up to 10,000,000 shares of capital stock." However, Exhibit 3.1 states that you are authorized to issue 110,000,000 shares of capital stock, as you have disclosed in previous filings. Please amend your registration statement to account for this discrepancy.

Exhibits

3.   Please ensure that the Exhibit Index accurately reflects the state of whether an item has been filed with this amendment, or a previous amendment.

General

4.   Please update Exhibit 107 to reflect that the total number of secondary shares being registered has increased from 1,173,998 to 1,706,329.

5.   We note your graphics at the front of the prospectus that say "Pakistan's 1st-Ever University," and "Professional Esports Team." Please explain what these statements mean. To the extent that you are stating that a particular professional esports team is the first ever at a university in Pakistan, please identify the particular professional esports team to which you are referring and why it is the "1st-Ever" at a University in Pakistan, including the name of the university.

You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Edward Swanson